EXHIBIT 23.1

Independent Auditors’ Consent

The Trustee and Unitholders
Archstone-Smith Operating Trust:

     We consent to incorporation by reference in registration statements No. 333-89164 on Form S-3 of Archstone-Smith Operating Trust of our reports dated January 24, 2003, except as to Note 18, which is as of February 12, 2003, relating to the consolidated balance sheets of Archstone-Smith Operating Trust and subsidiaries (formerly known as Archstone Communities Trust) as of December 31, 2002 and 2001, and the related consolidated statements of earnings, unitholders’ equity, other common unitholders’ interest and comprehesive income, and cash flows for each of the years in the three-year period ended December 31, 2002, and the related schedule, which reports appear in the December 31, 2002 Annual Report on Form 10-K of Archstone-Smith Operating Trust.

KPMG LLP

Denver, Colorado
February 28, 2003